EXHIBIT 99.1

                               LION BIOSCIENCE AG


                             AD HOC PUBLICITY NOTICE

September 6, 2002


LION bioscience Discontinues Drug Discovery Business As Planned to Focus on Core IT Expertise

Strategic Move to Reduce Costs, Bolster Cash Position

Cambridge, MA/HEIDELBERG, Germany, September 6, 2002 - LION bioscience AG (Neuer
Markt: LIO, WKN 504 350, Nasdaq: LEON) today announced it will discontinue its iD3(TM) drug discovery business by the end of the calendar year in order to focus on its core competence of providing comprehensive integration and decision support solutions for the life science industry.

The move directly supports LION'S cost management program and its goal to break even in the fourth quarter of fiscal year 2003/2004. The initial savings from discontinuing the cost-intensive drug discovery business are expected for the current fiscal year as well as one-time charges resulting from the closing. The full impact of the savings is expected to be reflected in the company's financials for FY 2003/2004.

For further information please contact:

Dr. Andrea Kreisselmeier
Vice President Corporate Communications
+49(0)6221-4038 265
andrea.kreisselmeier@lionbiosdence.com
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